

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 10, 2011

Patrick J. Straka
Chief Financial Officer
CIB Marine Bancshares, Inc.
1930 W. Bluemound Road, Suite D
Waukesha, Wisconsin 53186

      Re: **CIB Marine Bancshares, Inc.**
                Form 10-K for the Fiscal Year Ended December 31, 2010
                Filed March 25, 2011
                Form 10-Q for the Fiscal Quarter Ended March 31, 2011
                Filed May 13, 2011
                Form 10-Q for the Fiscal Quarter Ended June 30, 2011
                Filed August 12, 2011
                File No. 000-24149

       We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Paul Cline

                    Paul Cline
                    Staff Accountant